UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15045862

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 51102 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morpheus Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Broadway, Suite 202
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Moy, (203) 722-3638
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street, 10th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Richard Maisto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morpheus Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and ~~sworn to (or affirmed)~~ before me on this 7th day of January, 20 15, by Richard P. Maisto, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

R. LOZADA
COMM. #2076678
Notary Public • California
San Francisco County
Comm. Expires Aug 2, 2018

(Seal) Signature [signature]

# MORPHEUS SECURITIES LLC

## FINANCIAL STATEMENTS

## WITH INDEPENDENT AUDITOR'S REPORT

## DECEMBER 31, 2014

**MORPHEUS SECURITIES LLC**
**Table of Contents**

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Morpheus Securities LLC

We have audited the accompanying financial statements of Morpheus Securities LLC (a Delaware LLC), which comprise the statement of financial condition as of December 31, 2014, and the related statements of Income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Morpheus Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Morpheus Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The net capital computation has been subjected to audit procedures performed in conjunction with the audit of Morpheus Securities LLC's financial statements. The supplemental information is the responsibility of Morpheus Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

New York, NY
February 24, 2015

*Offices:*
New York City
Long Island
New Jersey

**Morpheus Securities LLC**
**Statement of Financial Condition**
**December 31, 2014**

| | |
|---|---|
| ASSETS | |
| Cash | $ 1,502,281 |
| Prepaid expenses | 7,312 |
| TOTAL ASSETS | $ 1,509,593 |
| LIABILITIES AND MEMBER'S EQUITY | |
| Liabilities | |
| Accrued expenses | $ 1,008,674 |
| Members' Equity | 500,919 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 1,509,593 |

The accompanying notes are an integral part of this financial statement.

**Morpheus Securities LLC**
**Statement of Income**
**For the Year Ended December 31, 2014**

| | |
|---|---|
| Revenue | |
| Transaction income | $ 2,046,040 |
| Advisory income | 288,000 |
| Placement fee income | 821,510 |
| Fee income | 39,519 |
| Interest income | 1,123 |
| Total income | 3,196,192 |
| Expenses | |
| Commissions expense | 675,412 |
| Professional services | 360,451 |
| Arbitration expense | 1,000,000 |
| Salaries and wages | 41,500 |
| Dues and licenses | 30,002 |
| Taxes | 85,000 |
| General and administrative | 3,338 |
| Total expenses | 2,195,703 |
| Net Income | $ 1,000,489 |

The accompanying notes are an integral part of this financial statement.

**Morpheus Securities LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2014**

| | | |
|---|---|---|
| **Balance, January 1, 2014** | $ | 17,930 |
| Members' distributions | | (517,500) |
| Net income | | 1,000,489 |
| **Balance, December 31, 2014** | $ | 500,919 |

The accompanying notes are an integral part of this financial statement.

**Morpheus Securities LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2014**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 1,000,489 |
| Net change in operating assets and liabilitites: | |
| (Increase) in prepaid expenses | (2,598) |
| Increase in accrued expenses | 1,002,000 |
| Net cash provided by operating activities | 1,999,891 |
| Cash flows used in financing activities: | |
| Members' distributions | (517,500) |
| Net increase in cash | 1,482,391 |
| Cash, beginning of year | 19,890 |
| Cash, end of year | $ 1,502,281 |

The accompanying notes are an integral part of this financial statement.

## Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

### (a) ORGANIZATION

Morpheus Securities LLC, (the "Company") is a specialized financial advisory group designed to provide a platform for sophisticated independent financial professionals to provide financial and investment banking advice. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized on May 28, 1998. Effective December 30, 2014, the Company completed a 100% ownership change from Morpheus Capital Advisors LLC to Rhino Financial Group LLC. The change in ownership is still in the Continuing Membership Application process by FINRA to receive final approval. Concurrent with the change in ownership, the Company changed its headquarters to San Francisco, CA. The Company also maintains a branch office in New York, NY and Palo Alto, CA.

The Company operates completely pursuant to the exemptive provisions of SEC Rule 15c3-3 of the Securities and Exchange Commission. The Company does not receive, hold or owe customer funds or securities or carry customer accounts or trade securities.

### (b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

### (c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### (d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

### (e) INCOME TAXES

In accordance with the provisions of the Internal Revenue Code, the Company has elected to be taxed as a partnership, whereby the Company's income is allocated to its members based on which member generated it, who are then responsible for the federal and state income taxes. Accordingly, no provision for income taxes is recorded in these financial statements other than the New York City Unincorporated Business Tax.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files tax returns in the U.S. Federal jurisdiction and applicable states.

(f) REVENUE RECOGNITION

The Company records advisory fee income when services are provided and the fees are paid to the Company.

The Company records private placement fee income when the placement has been completed and the Company has earned the revenue.

The Company records merger and acquisition fee income when the service has been completed and the fees are earned.

The Company records secondary transaction income when services are provided and the fees are earned by the Company.

(g) SUBSEQUENT EVENTS

For the year ended December 31, 2014, the Company has evaluated subsequent events for potential recognition or disclosure through February 24, 2015, the date the financial statements were available for issuance.

## Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $493,607 and $67,245, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2014, the Company's net capital ratio was 2.04 to 1.

## Note 3. CONCENTRATION OF RISK

The Company maintains its cash at a reputable financial institution, which at times may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

## Note 4. COMMITMENTS AND CONTINGENCIES

The Company has an expense sharing arrangement with a related party. Certain monthly operating expenses are allocated to the Company based on estimated usage. In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies and accordingly, would not have a material effect on the Company's financial position or results of operations.

The Company is currently involved in a FINRA arbitration proceeding with a former registered representative of the Company who is claiming $2,375,000 in unpaid compensation. The arbitration administrative process is continuing and the Company is contesting the matter vigorously. Management and legal counsel are not currently in position to make an evaluation of the likelihood, if any, of an unfavorable outcome of the arbitration, however, during 2014, the Company made an offer of settlement on the claim of $750,000 which, along with estimated legal fees of $250,000, has been reflected as a liability in the accompanying statement of financial condition.

## Note 5. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, prepaid expenses and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

# SUPPLEMENTARY INFORMATION

**Morpheus Securities LLC**
**Computation of Net Capital Pursuant to**
**SEC Uniform Net Capital Rule 15c3-1**
**December 31, 2014**

| | |
|---|---|
| Credit: | |
| Members' Equity | $ 500,919 |
| Debits: | |
| Nonallowable assets: | |
| Prepaid expenses | 7,312 |
| Net Capital | 493,607 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $1,008,674 or SEC requirement of $5,000, whichever is greater | 67,245 |
| Excess net capital | $ 426,362 |
| Aggregate Indebtedness: | |
| Accrued expenses | $ 1,008,674 |
| Ratio of Aggregate Indebtedness to Net Capital | 2.04 to 1 |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of December 31, 2014.

The accompanying notes are an integral part of this financial statement.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Morpheus Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Morpheus Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Morpheus Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Morpheus Securities LLC stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Morpheus Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morpheus Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, NY
February 24, 2015

*Offices:*
New York City
Long Island
New Jersey

# MORPHEUS
SECURITIES LLC

**Exemption Report**

January 15, 2015

As the CEO of Morpheus Securities LLC ("Morpheus" or the "Firm"), I am responsible for Morpheus' compliance with SEC Rule 17a-5 "Reports to be made by certain brokers and dealers" and compliance with SEC Rule 15c3-3 "Customer protection – reserves and custody of securities". To the best of my knowledge and belief, I attest to the following:

(1) The following provision of SEC Rule 15c3-3(k) under which Morpheus claimed an exemption from SEC Rule15c3-3 was identified: (k)(2)(i) (the "Exemption Provision"). The Firm does not receive, hold or owe customer funds or securities or carry customer accounts or trade securities.

(2) The Firm met the identified Exemption Provision for the fiscal year ended December 31, 2014 without exception.

(3) Identification of exception during the fiscal year ended December 31, 2014 is not applicable.

By: Richard Maisto
CEO

75 BROADWAY, SUITE 202 | SAN FRANCISCO, CA 94111
415-361-4040

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT**

**ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

Board of Directors of Morpheus Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Morpheus Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Morpheus Securities LLC's compliance with the applicable instructions of Form SIPC-7. Morpheus Securities LLC's management is responsible for it's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled check), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (client prepared schedule) supporting the adjustments noting no differences; and

4) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

New York, NY
February 24, 2015

*Offices:*
New York City
Long Island
New Jersey

**Morpheus Securities LLC**
**Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)**
**For the Year Ended December 31, 2014**

| | | |
|---|---|---|
| General Assessment | $ | 7,990 |
| Less: | | |
| Payments made with SIPC-6: | | |
| July 28, 2014 | | 2,869 |
| Total assessment balance due at December 31, 2014 | $ | 5,121 |
| Determination of SIPC net operating revenues and general assessment | | |
| Total net revenue | $ | 3,196,192 |
| General assessment @ .0025 | $ | 7,990 |

See Independent Accountant's Report on Applying Agreed Upon Procedures on page 12.